September 25, 2012

Via Edgar and Fax

Mr. Ethan Horowitz

Accounting Branch Chief

Securities and Exchange Commission

100 F Street, NE

Washington, D.C.  20549

Re:

Wausau Paper Corp.

Form 10-K for the fiscal year ended December 31, 2011

Filed February 29, 2012

Forms 10-Q for the fiscal quarters ended March 31, 2012 and June 30, 2012

Filed May 9, 2012 and August 9, 2012

File No. 001-13923

Dear Mr. Horowitz:

The purpose of this letter is to respond to your letter dated September 11, 2012, with respect to the above-referenced filings of Wausau Paper Corp. (the “Company”).

To assist your review, we have presented the Staff’s comments in bold text and followed such comments with our response.

Form 10-K for the Fiscal Year Ended December 31, 2011

Financial Statements, page 39

Note 2 – Restructuring, page 51

1.

Please tell us how you concluded the disposition of your premium Print & Color brands business did not require treatment as a discontinued operation, as of December 31, 2011.  In this regard, please provide us with your assessment as to whether this business was a “component of an entity.”  We also note your decision to classify the Brokaw mill assets as assets held for sale, as of March 31, 2012, in your financial statements included in your Form 10-Q, filed May 9, 2012.  Please explain to us why such classification was not warranted as of December 31, 2011.  Please provide all underlying authoritative accounting literature supporting your positions.  We may have additional questions.

Response:

In preparation of the Form 10-K for the fiscal year ended December 31, 2011, we performed an analysis of the disposition of our premium Print & Color brands to determine whether treatment as a discontinued operation was appropriate.  As part of this evaluation, we first considered the definition of a “component of the entity.”  As defined under ASC 205-20-45-1 “Presentation of Financial Statements - Discontinued Operations,” a component of an entity comprises operations and cash flows that can be clearly distinguished, operationally and for financial reporting purposes, from the rest of the entity.  A component of an entity may be a reportable segment or an operating segment, a reporting unit, a subsidiary, or an asset group.  The premium Print & Color brands were a portion of the overall Print & Color business, which was a sector of the Paper segment, however, the premium Print & Color brands did not have cash flows that could be clearly distinguished from the rest of the Print & Color business and therefore were not considered a component of an entity.  Because the premium Print & Color brands business was not deemed to be a component, treatment as a discontinued operation is not allowed under ASC 205-20.

Regarding the classification of the Brokaw mill assets as assets held for sale, under ASC 360-10-45-9 “Long-Lived Assets Classified as Held for Sale,” a long-lived asset to be sold shall be classified as held for sale in the period in which all of the following criteria are met:

a.

Management, having the authority to approve the action, commits to a plan to sell the asset. This criterion was met at December 31, 2011, as we had committed to a plan and received our Board of Directors’ approval to sell the Brokaw mill assets.

b.

The asset is available for immediate sale in its present condition subject only to terms that are usual and customary for sales of such assets (i.e., vacating a building before the new owner moves in).  This criterion was not met at December 31, 2011 as we were still actively operating the assets of the Brokaw mill in order to meet product sales demand during the first quarter.  As such, the assets were not available for immediate sale.

c.

An active program to locate a buyer and other actions required to complete the plan to sell the asset have been initiated.  This criterion was not met at December 31, 2011 as we had not yet initiated a formal process to locate a buyer for the assets of the Brokaw mill.

d.

The sale of the asset is probable, and transfer of the asset is expected to qualify for recognition as a completed sale, within one year, except as permitted (i.e., regulatory approval, remediation of issues discovered after firm commitment by buyer).  This criterion was not met at December 31, 2011, as we were not able to determine that the sale of the Brokaw mill assets was probable within one year.

e.

The asset is being actively marketed for sale at a price that is reasonable in relation to its current fair value.  This criterion was not met at December 31, 2011, as we had not yet initiated the process to actively market the Brokaw mill assets for sale.

f.

Actions required to complete the plan indicate that it is unlikely that a significant change to the plan will be made or that the plan will be withdrawn.  This criterion was met at December 31, 2011, as we believed it was unlikely that a significant change to the plan would be made or that the plan would be withdrawn.

As described above, our evaluation of these criteria at December 31, 2011, indicated that the Brokaw mill assets did not meet criteria (b), (c), (d), or (e) and, as such, classification of these assets as held for sale at December 31, 2011 was not deemed appropriate.

Note 7 – Pension and Other Post-retirement Benefit Plans, page 57

2.

We note in 2010 and 2009, the weighted average assumption you used for the “Rate of Compensation Increase” in the calculation of your year-end pension benefit and other post-retirement benefit obligations and net periodic benefit costs was 4.25%.  However, in 2011, you indicated such assumption was “n/a.”  Please explain to us why you concluded such assumption was not applicable in 2011.

Response:

We wish to clarify with the Staff that in 2010 and 2009, the weighted average assumption we used for the rate of compensation increase for the calculation of the year-end obligations and net periodic benefit costs for other post-retirement benefits indicated in our disclosures was “n/a” because the benefits received under the plan are not related to compensation.  In 2011 we also indicated such assumption for other post-retirement benefits as “n/a” for the same reason.

With respect to the weighted average assumptions used in the calculation of the year-end obligation and net periodic benefit costs for pension benefits in 2011, we fully considered the assumption related to the rate of compensation increases in each of our defined benefit pension plans.  As disclosed in Note 7 of the Form 10-K for the fiscal year ended December 31, 2011, we froze benefits associated with a certain cash balance defined benefit pension plan in fiscal 2010.  Therefore, the assumption related to the rate of compensation increases is not applicable to this plan.  In addition, we had determined that benefit payments related to our other defined benefit plans are not impacted by compensation increases.  Based on these factors, we determined that the weighted average assumption used for the rate of compensation increases for all of our defined benefit pension plans was not applicable for the calculation of year-end obligations and net periodic benefit costs for the year ended December 31, 2011.  We propose that within our footnote disclosures in future Form 10-K filings we will provide additional clarification as to the reasons for significant changes in the weighted average assumption used for the rate of compensation increases.

Signatures, page 88

3.

We note your filing omits the signature of your principal executive officer.  Please file an amendment to the Form 10-K on Form 10-K/A that includes the entire periodic report and all required signatures.  Refer to General Instruction D(2)(a) to Form 10-K for further guidance.

Response:

We will file an amendment to the Form 10-K on Form 10-K/A that includes the entire periodic report and all required signatures.

Exhibit 32.1

4.

We note the certification required by Exchange Act Rule 13a-14(b) identifies the wrong periodic report.  Please file an amendment to the Form 10-K on Form 10-K/A that includes the entire periodic report and a new, corrected certification.

Response:

We will file an amendment to the Form 10-K on Form 10-K/A that includes a revised certification identifying the correct periodic report.

Forms 10-Q for the Fiscal Quarters Ended March 31, 2012 and June 30, 2012

Financial Statements, page 1

Note 1 – Basis of Presentation, page 4

5.

We note you elected to not separately disclose the cash flows related to your discontinued operation.  Please tell us what consideration you gave to describing cash flows from operating, investing and financing activities associated with your discontinued operations separately from continuing operations in your “Liquidity and Capital Resources” disclosures, as such information is not apparent from your cash flow statement.  Additionally, please describe how your liquidity is likely to be affected by the absence of cash flows (or negative cash flows) associated with your discontinued operations.

Response:

We reviewed the guidance prescribed in ASC 205-20 “Discontinued Operations” to determine our presentation of discontinued operations in the March 31, 2012 and June 30, 2012 Condensed Consolidated Statements of Cash Flows.  As separate presentation of discontinued operations in the statement of cash flows is not required under ASC 205-20, we elected to not separately disclose the cash flows related to discontinued operations.

In regards to the “Liquidity and Capital Resources” disclosures within Item 2 “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in our referenced Form 10-Q filings, we elected to provide commentary consistent with our presentation of the Condensed Consolidated Statements of Cash Flows in the same Form 10-Q filings.  As such, we provided an opening description in the liquidity and capital resources section indicating that our discussion included discontinued operations for all periods presented.  We expect that our cash and cash equivalents, cash provided by continuing operations, and available credit under our credit agreements will provide sufficient liquidity in the near future.  As the cash flows related to the discontinued operations have been insignificant, we do not believe that our liquidity will be materially affected by the absence of cash flows associated with the discontinued operation.

As requested by the Staff, the Company acknowledges that, with respect to the filing made by the Company:

•

the Company is responsible for the adequacy and accuracy of the disclosures in its filings;

•

staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•

the Company may not assert staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions concerning these responses to the comments of the Staff with respect to the above-referenced filings, or require any additional clarification, please contact me directly at (715) 692-2024.

Sincerely,

Sherri L. Lemmer

Senior Vice President and

Chief Financial Officer

cc:

Henry C. Newell

President and Chief Executive Officer

Gary W. Freels

Chairman of the Audit Committee